Exhibit 99.2

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF MARCH 31, 2015

Unaudited condensed consolidated balance sheets	F-2
Unaudited condensed consolidated statements of comprehensive income	F-3
Unaudited condensed consolidated statements of shareholders’ equity	F-4
Unaudited condensed consolidated statements of cash flows	F-5
Notes to the unaudited condensed consolidated financial statements	F-6

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	December 31,	March 31,
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	$138,907	$159,656
Restricted cash	1,995	17,265
Trade accounts receivable, net	35,408	38,870
Inventories	1,030	1,025
Deferred income taxes	21,056	20,654
Prepaid expenses	6,946	8,018
Other current assets	5,926	6,859

Total current assets	211,268	252,347
Non-current restricted cash	16,160	265
Property and equipment, net	18,000	16,659
Deferred income taxes	26,813	25,185
Intangible assets, net	121,835	113,398
Goodwill	245,369	248,306
Investment	160	160
Other assets	7,484	6,811

Total assets	$647,089	$663,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,603	$6,792
Accrued compensation and benefits	16,544	17,425
Accrued expenses and other current liabilities	53,098	85,199
Current portion of long-term debt	2,300	2,300
Income taxes payable	2,724	2,708
Deferred tax liabilities	568	483
Deferred revenue	166,815	169,493

Total current liabilities	255,652	284,400
Long-term debt, less current portion	222,625	222,236
Deferred revenue, less current portion	34,028	33,237
Deferred tax liabilities	25,613	25,568
Other non-current liabilities	31,974	5,764

Total liabilities	569,892	571,205

Commitments and contingencies (Note 12)
Redeemable noncontrolling interest	40,040	40,522
Shareholders’ equity
Ordinary shares	727	727
Distributions in excess of capital	(122,560)	(119,957)
Treasury shares	(60,858)	(58,535)
Accumulated other comprehensive loss	(12,814)	(14,933)
Retained earnings	232,662	244,102

Total shareholders’ equity	37,157	51,404

Total liabilities and shareholders’ equity	$647,089	$663,131

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except for share data and per share data)

	Three months ended
	March 31,
	2014	2015
Revenue:
Subscription	$67,290	$81,581
Platform-derived	26,256	21,229

Total revenue	93,546	102,810

Cost of revenue:
Subscription	(8,111)	(12,480)
Platform-derived	(5,401)	(1,332)

Total cost of revenue	(13,512)	(13,812)

Gross profit	80,034	88,998

Operating expenses:
Research and development	(16,447)	(20,677)
Sales and marketing	(22,482)	(28,797)
General and administrative	(16,376)	(19,750)

Total operating expenses	(55,305)	(69,224)

Operating income	24,729	19,774
Interest income	14	31
Interest and finance cost	(422)	(3,908)
Other, net	351	(513)

Other income and expense, net	(57)	(4,390)

Income before income taxes and loss from investment in equity affiliate	24,672	15,384
Income tax provision	(6,729)	(3,462)

Net income	$17,943	$11,922

Less: Net income attributable to redeemable noncontrolling interest	—	(3)

Net income attributable to AVG Technologies N.V.	$17,943	$11,919

Other comprehensive income, net of tax
Currency translation loss, net of tax	$(704)	$(2,119)

Other comprehensive loss	(704)	(2,119)

Comprehensive income	17,239	9,803

Earnings per share attributable to AVG Technologies N.V. ordinary shareholders:
Net income	$17,943	$11,919
Redeemable noncontrolling interest	—	(479)

Net income available to ordinary shareholders - basic	$17,943	$11,440

Net income available to ordinary shareholders - diluted	$17,943	$11,440
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders– basic	$0.34	$0.22
Earnings per share attributable to AVG Technologies N.V. Ordinary shareholders – diluted	$0.34	$0.22
Weighted-average shares outstanding – basic	52,842,926	51,599,964
Weighted-average shares outstanding – diluted	53,177,489	52,254,969

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands of U.S. dollars)

	Ordinary Shares	Distributions in excess of capital	Treasury shares	Retained earnings	Accumulated other comprehensive loss	Total share- holder’s equity
Balances, December 31, 2014	$727	$(122,560)	$(60,858)	$232,662	$(12,814)	$37,157
Net income attributable to AVG Technologies N.V.	—	—	—	11,919	—	11,919
Other comprehensive loss, net of tax	—	—	—	—	(2,119)	(2,119)
Change in redemption value of noncontrolling interest	—	—	—	(479)	—	(479)
Exercise of share options	—	(505)	2,323	—	—	1,818
Share-based compensation	—	3,108	—	—	—	3,108

Balances, March 31, 2015	$727	$(119,957)	$(58,535)	$244,102	$(14,933)	$51,404

There were 54,763,151 ordinary shares issued as of March 31, 2015.

The 3,121,646 ordinary shares held in treasury at December 31, 2014 were reduced by 119,175 ordinary shares used to satisfy the exercise of share options, resulting in 3,002,471 ordinary shares held in treasury at March 31, 2015.

The accompanying notes form an integral part of these condensed consolidated financial statements.

AVG TECHNOLOGIES N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	March 31,
	2014	2015
OPERATING ACTIVITIES:
Net income	$17,943	$11,922
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,753	10,750
Share-based compensation	2,812	3,108
Deferred income taxes	4,620	2,941
Change in the fair value of contingent consideration liabilities	91	820
Amortization of financing costs and loan discount	62	430
Loss (gain) on sale of property and equipment	11	(56)
Net change in assets and liabilities, excluding effects of acquisitions and deferred revenue	(476)	(10,099)
Net change in deferred revenue	(104)	2,415

Net cash provided by operating activities	32,712	22,231

INVESTING ACTIVITIES:
Purchase of property and equipment and intangible assets	(2,717)	(2,302)
Proceeds from sale of property and equipment	161	57
Decrease (increase) in restricted cash	(1,529)	270

Net cash used in investing activities	(4,085)	(1,975)

FINANCING ACTIVITIES:
Debt issuance costs	—	(173)
Repayments of principal on current credit agreement	—	(575)
Repayments of principal on former credit facility	(25,000)	—
Proceeds from exercise of share options	713	1,818
Repurchases of share rights and options from employees	(1,460)	—
Repurchase of own shares	(8,247)	—

Net cash (used in) provided by financing activities	(33,994)	1,070
Effect of exchange rate fluctuations on cash and cash equivalents	(615)	(577)

Change in cash and cash equivalents	(5,982)	20,749
Beginning cash and cash equivalents	42,349	138,907

Ending cash and cash equivalents	$36,367	$159,656

Supplemental cash flow disclosures:
Income taxes paid	$(2,274)	$(1,214)
Interest paid	$(279)	$(3,614)
Supplemental non-cash disclosures:
Deferred purchase consideration released from escrow	$—	$(355)

The accompanying notes form an integral part of these condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except for share data and per share data, unless otherwise stated)

Note 1. Organization and Basis of Presentation and Business

Organization and basis of presentation

AVG Technologies N.V. (“the Company”) is a limited liability company (“Naamloze Vennootschap”) incorporated under Dutch law by deed of incorporation dated March 3, 2011, then under the name AVG Holding Coöperatief U.A. The Company began trading on February 2, 2012 on the New York Stock Exchange under the ticker symbol AVG.

The accompanying unaudited condensed consolidated financial statements include the financial results and position of the Company and of its subsidiaries (collectively “AVG”).

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The December 31, 2014 condensed consolidated balance sheet included herein was derived from the Company’s audited financial statements as of that date, but does not include all disclosures including notes required by U.S. GAAP for complete financial statements. However, AVG believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for each of the three years in the period ended December 31, 2014.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, reflect all adjustments considered necessary for a fair statement of the Company’s financial position as of March 31, 2015 and results of its operations for the three months ended March 31, 2014 and 2015, statement of shareholders’ equity for the three months ended March 31, 2015, and cash flows for the three months ended March 31, 2014 and 2015. All adjustments are of a normal recurring nature. The results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for future periods.

Business

AVG is primarily engaged in the development and sale of online service solutions and Internet security software branded under the AVG name.

As of March 31, 2015, the Company had the same direct and indirect subsidiaries as described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2014, except for AVG Technologies Israel Ltd., which merged with AVG Mobile Technologies Ltd., with AVG Mobile Technologies Ltd. being the surviving entity, on January 1, 2015 and for AVG Technologies HK, Limited, which was deregistered and dissolved on February 18, 2015.

Note 2. Summary of Significant Accounting Policies

There have been no changes in AVG’s significant accounting policies during the three months ended March 31, 2015 as compared with the significant accounting policies described in the Company’s audited consolidated financial statements for the financial year ended December 31, 2014.

Subsequent to the filing of our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2015, it was determined that the total purchase price for the purchase of the business of Location Labs should have been $181,924, or $4,209 higher than initially concluded. While preparing the first installment payment of the contingent consideration for the acquisition, we noted that the cash settlement of the awards cancelled in connection with the acquisition was to be settled by an additional payment. This resulted in an increase in the total purchase price, deferred purchase consideration and, consequently, goodwill. There is no impact to our net financial position, results of operations or cash flows for the year ended December 31, 2014.

We have determined that the consolidated financial statements for the year ended December 31, 2014 are not materially misstated and could continue to be relied upon. Therefore, we have corrected the consolidated balance sheet as of March 31, 2015 only, resulting in an increased goodwill and deferred purchase consideration of $4,209.

Recent accounting standards or updates not yet effective

Revenue recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contract with customers. The main objective in developing this update is to provide guidance and conformity with respect to the fact that previous revenue recognition requirements in U.S. generally accepted accounting principles (GAAP) differ from those in International Financial Reporting Standards (IFRS), and both sets of requirements were in need of improvement. Previous revenue recognition guidance in U.S. GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. Accordingly, the FASB and the International Accounting Standards Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance is effective for fiscal years beginning after December 15, 2016 with early adoption not permitted. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We have not yet selected a transition method. The Company is currently evaluating the appropriate transition method and the impact of adoption on the consolidated financial statements and related disclosures. On April 1, 2015, the FASB voted to propose to defer the new revenue recognition standard by one year and to allow early adoption for annual periods beginning after December 15, 2016.

Debt issuance costs

In April 2015, the FASB issued ASC No. 2015-03: Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. To simplify presentation of debt issuance costs, the new standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying value of the debt. The recognition and measurement guidance for debt issuance costs are not affected by this update. Early adoption is permitted. The adoption of this standard is expected to equally decrease noncurrent assets and noncurrent liabilities. It is expected not to have an impact on the Company’s net financial position, results of operations or cash flows.

Note 3. Segment information

The Company has two segments, Consumer and SMB, which reflects how the Company’s operations are managed, how operating performance within the Company is evaluated by the Management Board and other senior management and the structure of its internal financial reporting.

The following table presents summarized information by segment and a reconciliation from consolidated segment operating income to consolidated operating income:

	Three months ended
	March 31,
	2014	2015
	(in thousands of U.S. dollars)
Revenue
Consumer	$79,481	$87,208
SMB	14,065	15,602

Total segment revenue	$93,546	$102,810

Segment operating income
Consumer	$39,874	$43,945
SMB	3,211	(3,714)

Total segment operating income	$43,085	$40,231

Reconciliation to consolidated operating income
Global operating costs	$(8,714)	$(8,504)
Share-based compensation	(2,812)	(3,108)
Acquisition amortization	(4,263)	(6,702)
Other adjustments	(2,567)	(2,143)

Consolidated operating income	$24,729	$19,774

The global operating costs include general and administrative and other corporate expenses that are managed on a global basis and that are not directly attributable to any segment. The other adjustments include charges associated with litigation settlements, acquisition related charges and charges associated with the rationalization of the Company’s global operations.

The Company’s chief operating decision maker is not provided with nor reviews assets and capital expenditures on a segment basis for purposes of allocating resources or assessing performance, and accordingly such information is not provided.

Note 4. Related party transactions

For the three months ended March 31, 2015, we had no related party transactions.

Note 5. Debt

Credit Agreement dated October 15, 2014

On October 15, 2014, we entered into senior secured credit facilities in the amount of up to $250 million with Morgan Stanley Senior Funding, Inc. and HSBC Securities (USA) Inc. as joint lead arrangers and joint lead book runners, HSBC Bank USA, N.A. as Administrative Agent and HSBC Bank Plc as issuing bank (the “Credit Facility”). The facilities consist of a term loan (the “Term Loan”) of up to $200 million and a revolving credit facility (“RCF”) of up to $50 million whose terms are 6 years and 5 years, respectively. In December 2014 the Term Loan was increased to $230 million.

As of March 31, 2015, the Company was in compliance with the financial covenant of the Credit Facility and the RCF was left undrawn.

The Credit Facility is collateralized by certain tangible, intangible, and current assets of the Company with covenants obliging the Company to also pledge new assets over a certain threshold. The collateral granted by the borrower and certain of its subsidiaries includes, without limitation, present and future pledges, mortgages, first priority floating and fixed charges and security interests with respect to, but not limited to, equity rights, shares and related rights (ownership interests), fixed assets, intellectual property rights (trademarks, copyrights and patents), intercompany and trade receivables, bank accounts, insurance claims and commercial claims. Certain assets presented on the consolidated balance sheets have been pledged as collateral as of March 31, 2015, including property and equipment with a carrying value of $13,147, intangible assets with a carrying value of $31,005, trade accounts receivable of $35,091, inventories with a carrying value of $1,018, as well as cash and cash equivalents amounting to $146,893.

As of March 31, 2015, the mandatory principal payments under the credit facility are as follows:

2015	$1,725
2016	2,300
2017	2,300
2018	2,300
2019	2,300
2020	218,500

Total	$229,425

Note 6. Fair Value Measurements

The Company measures and reports its derivative instruments and contingent purchase consideration liabilities at fair value. Fair value is defined as an exit price that would be received for the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

• Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2:	Observable inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

• Level 3:	Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Assets and liabilities measured and recorded at fair value on a recurring basis

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$—	$697	$—	$697

Total assets measured at fair value	$—	$697	$—	$697

Liabilities:
Foreign currency contracts(1)	$—	$42	$—	$42
Contingent purchase consideration liabilities(2)	—	—	34,320	34,320

Total liabilities measured at fair value	$—	$42	$34,320	$34,362

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Foreign currency contracts(1)	$—	$215	$—	$215

Total assets measured at fair value	$—	$215	$—	$215

Liabilities:
Foreign currency contracts(1)	$—	$59	$—	$59
Contingent purchase consideration liabilities(2)	—	—	35,113	35,113

Total liabilities measured at fair value	$—	$59	$35,113	$35,172

(1)	Contract fair values are determined based on quoted prices for similar assets in active markets using inputs such as currency rates and forward points.
(2)	The fair values of the contingent purchase consideration liabilities were determined for each arrangement individually. The fair value is determined using the income approach with significant inputs that are not observable in the market. Key assumptions include discount rates consistent with the level of risk of achievement and probability adjusted financial projections. The expected outcomes are recorded at net present value, which requires adjustment over the life of the instruments for changes in risks and probabilities.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities:

	Three months ended
	March 31,
	2014	2015
Fair value - begin of period	$1,984	$34,320
Change in FV of Level 3 liabilities(3)	91	793
Effects of foreign currency exchange	5	—

Fair value - end of period	$2,080	$35,113

(3)	The change in fair value of the contingent purchase consideration liabilities, which was included in general and administrative expenses, is due to the passage of time used to develop the estimate.

Assets and liabilities measured and recorded at fair value on a non-recurring basis

There were no assets and liabilities measured and recorded at fair value on a non-recurring basis as of March 31, 2014 and 2015, respectively.

Assets and liabilities for which fair value is only disclosed

The carrying amounts of cash and cash equivalents, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts.

The fair value of long-term debt as of March 31, 2015 was $229,425 as compared to its carrying amount of $224,536. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) AVG’s creditworthiness or that of AVG’s counterparties (adjusted for collateral related to the asset positions). Based on own calculations, AVG expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt is fair valued at par and is classified as Level 3.

The fair value of long-term debt as of December 31, 2014 was $230,000 as compared to its carrying amount of $224,925. The valuation of long-term debt considers specific contractual terms, present value concepts and other internal assumptions related to (i) contract maturities; (ii) the uniqueness of the contract terms; and (iii) the Company’s creditworthiness or that of the Company’s counterparties (adjusted for collateral related to the asset positions). Based on the Company’s calculations, the Company expects that the value will react in a generally proportionate manner to changes in the benchmark interest rate. Accordingly, the long-term debt was fair valued at par and was classified as Level 3.

Note 7. Restructuring

Restructuring charges consist of costs associated with the 2012/13 restructuring and the 2013/14 restructuring. These charges include employee severance pay and related costs, facility restructuring costs, contract termination and other non-cash charges associated with the exit of facilities, as well as reversals of restructuring charges arising from changes in estimates.

For the three months ended March 31, 2014 and 2015, restructuring charges comprised the following:

Three months ended
March 31, 2014
2013/14 restructuring
Employee severance pay and related costs	$361
Non-cancelable lease, contract termination, and other charges	—
Other non-cash charges	709

Total restructuring charges	$1,070

Three months ended
March 31, 2015
2013/14 restructuring
Non-cancelable lease, contract termination, and other charges	$50

Total restructuring charges	$50

During the financial year 2012, the Company initiated the rationalization of the Company’s global operations, involving a wind down of its subsidiaries in Germany, China and Hong Kong, while their business activities will be absorbed by other AVG entities. AVG completed the rationalization of operations during the second quarter of financial year 2013, including vacating and ceasing use of facilities identified under its rationalization plan. The remaining lease obligations will be settled over the remaining lease terms which expire in fiscal year 2022.

In the three months ended March 31, 2015, the Company recorded $50 in general and administrative expenses.

The following table summarizes the changes in the rationalization of operations related liabilities:

Closure and other contractual liabilities
Balance at January 1, 2015	$1,025
Costs incurred and charged to expense	50
Costs paid or otherwise settled	(27)
Effects of foreign currency exchange	(117)

Balance at March 31, 2015	$931

Cumulative costs incurred to date, including non-cash charges	$7,083

Restructuring related costs and change in estimates in the three months ended March 31, 2014 totaled $1,070. From these restructuring costs incurred, $115 was included in sales and marketing, $736 in research and development, and $219 in general and administrative. This plan was completed in the third quarter of financial year 2014. There is no remaining liability as of March 31, 2015. The cumulative costs incurred to date, including non-cash charges, were $4,003.

Note 8. Commitments and Contingencies

Lease commitments

AVG leases its facilities and certain equipment under operating leases that expire at various dates through 2022. Some of the leases contain renewal options, escalation clauses, rent concessions, and leasehold improvement incentives. Rent expense is recognized on a straight-line basis over the lease term, adjusted for sublease income if applicable. Rent expense was $1,662 and $2,655 in the three months ended March 31, 2014 and 2015, respectively.

The following is a schedule by year of minimum future rentals on non-cancelable operating leases as of March 31, 2015:

	Lease	Sublease income	Net lease
Remainder of financial year 2015	$7,094	$(322)	$6,772
2016	7,530	(419)	7,111
2017	4,966	(318)	4,648
2018	4,139	(178)	3,961
2019	4,050	(178)	3,872
Thereafter	6,782	(356)	6,426

Total minimum future lease payments	$34,561	$(1,771)	$32,790

Purchase obligations

The Company has purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely and thus the Company expects to make future cash payments according to the contract terms.

The following is a schedule by year of purchase obligations as of March 31, 2015:

Remainder of financial year 2015	$3,502
2016	4,963
2017	2,261
2018	154
2019	154
Thereafter	61

Total minimum future purchase obligations	$11,095

Other commitments

In connection with the Company’s business combinations, the Company agreed to pay certain additional amounts contingent upon the achievement of certain revenue targets and other milestones or upon the continued employment with the Company of certain employees of the acquired entities. The Company recognized such compensation expense of $1,333 and $1,079 during the three months ended March 31, 2014 and 2015, respectively. As of March 31, 2015, the Company estimated that future compensation expense of up to $4,098 may be recognized as expense pursuant to these business combination agreements. The other contingent purchase consideration as of March 31, 2015 was $35,113 and is expected to be paid within the next twelve months. Other contingent purchase consideration as of March 31, 2014 was nil.

Litigation contingencies

The Company is involved in legal proceedings, disputes and claims in the ordinary course of business. While the outcome of these matters is currently not determinable, the final resolution of these lawsuits, disputes and claims individually, or in the aggregate, is not expected to have a material adverse effect on Company’s financial condition or results of operations.

Note 9. Product, services, geographic and major customer information

Revenues are attributed to countries based on the location of the Company’s channel partners as well as end-users of the Company.

The following table represents revenue attributed to our products and services:

	Three months ended
	March 31,
	2014	2015
Revenue:
Licenses(1)	$64,541	$66,486
Software as a Service	2,749	15,095
Search	25,630	20,329
Other	626	900

Total	$93,546	$102,810

(1)	Licenses include product license charges and ongoing subscription and support.

The following table represents revenue attributed to countries based on the location of the end-users:

	Three months ended
	March 31,
	2014	2015
Revenue:
Netherlands	$2,196	$1,998
United States	45,658	55,945
United Kingdom	12,563	14,460
Other countries(1)	33,129	30,407

Total	$93,546	$102,810

(1)	No individual country represented more than 10% of the respective totals.

The table below lists the Company’s property and equipment, net, by country.

	December 31,	March 31,
	2014	2015
Long-lived assets:
Netherlands	$332	$310
Czech Republic	9,431	7,448
United States	6,462	6,359
Other countries(1)	1,775	2,542

Total	$18,000	$16,659

(1)	No individual country represented more than 10% of the respective totals.

Major customers

Revenues in the three months ended March 31, 2014 and 2015 included revenues derived from significant business partners, and are as follows (in percentages of total revenue):

	Three months ended
	March 31,
	2014	2015
Yahoo!	14%	16%
Google	14%	4%

Accounts receivable balances with significant business partners are as follows (in percentage of total accounts receivable):

	December 31,	March 31,
	2014	2015
Business partner:
Yahoo!	21%	28%
Google	5%	3%

Note 10. Ordinary Shares

Ordinary shares

The Company’s authorized, issued and outstanding ordinary shares consist of the following:

	December 31, 2014
	Shares	Shares	Shares
	authorized	issued	outstanding	Par value
Ordinary shares	120,000,000	54,763,151	51,641,505	$727
Total	120,000,000	54,763,151	51,641,505	$727

	March 31, 2015
	Shares	Shares	Shares
	authorized	issued	outstanding	Par value
Ordinary shares	120,000,000	54,763,151	51,760,680	$727
Total	120,000,000	54,763,151	51,760,680	$727

Treasury shares

During the three months ended March 31, 2015, the Company did not re-purchase any ordinary shares.

As at March 31, 2015 there were 3,002,471 shares held in treasury at a carrying value of $58,535.

Redeemable Noncontrolling Interest

On October 14, 2014, the Company acquired 99.899% ownership interest in WaveMarket, Inc., doing business as Locations Labs. The holders of Class B shares of Location Labs owned the remaining 0.101% interest. The Class B shares contain redemption features whereby interests held are redeemable at the option of the holder and is not solely within our control. The redemption is deemed probable but not currently redeemable and therefore the Company is charging accretion changes to adjust the redeemable noncontrolling interest each reporting period to its estimated redemption value after the attribution of net income or loss of the subsidiary. Any adjustment to the redemption value will impact retained earnings.

Changes to redeemable noncontrolling interest during the three months ended March 31, 2015 were as follows:

Balance as of December 31, 2014	$40,040
Net income attributable to noncontrolling interest	3
Redemption value adjustment recorded in retained earnings	479

Balance as of March 31, 2015	$40,522

Note 11. Share-based compensation

The following table sets forth the total share-based compensation expense under the Amended and Restated 2013 Option and RSU Plan and the share-based compensation expense related to the shares of AVG that the former owners of TuneUp received subject to their non-competition and other vesting conditions recognized in the consolidated statements of comprehensive income.

	Three months ended
	March 31,
	2014	2015
Cost of revenue	$3	$12
Research and development	343	731
Sales and marketing	260	549
General and administrative	2,206	1,816

Total	$2,812	$3,108

Restricted stock units

Restricted stock units can only be granted to members of the management board of the Company and the supervisory board after prior approval of the general meeting of shareholders. Participants have no voting rights with respect to shares represented by restricted stock units until the date of the issuance of such shares. Participants may, if the Supervisory Board of the Company so determines, be credited with dividend equivalents paid with respect to shares underlying a restricted stock unit award. Dividend equivalents are forfeited in the event that the restricted stock units with respect to which such dividend equivalents were credited are forfeited. Generally, the restricted share units vest based on 4 years of continuous service.

Share option, restricted stock unit and market restricted stock unit activity

As of March 31, 2015, total compensation cost related to unvested share options, restricted stock units and market restricted stock units granted to employees not yet recognized was $14,562 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.94 years and will be adjusted for subsequent changes in estimated forfeitures.

In the three months ended March 31, 2014, the Company did not grant options, restricted stock units or market restricted stock units.

The following table summarizes the share options granted in the three months ended March 31, 2015, with their weighted exercise price per share:

	Shares	Weighted average exercise price per share
Outstanding at December 31, 2014	3,241,511	$18.67
Options granted	315,000	22.09
Options exercised / expired	(131,600)	16.04
Options forfeited	(26,606)	17.31

Outstanding at March 31, 2015	3,398,305	$18.29

As of March 31, 2015, total compensation cost related to unvested share options granted to employees not yet recognized was $5,499 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 1.78 years and will be adjusted for subsequent changes in estimated forfeitures.

The fair value of option grants is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended
	March 31,
	2014	2015
Risk free interest rate	n/a	1.13%
Weighted-average expected lives (years)	n/a	4.00
Volatility	n/a	40.46%
Dividend yield	-	—

The following table summarizes the restricted stock unit activity in the three months ended March 31, 2015, with their weighted average grant date fair value per share:

	Shares	Weighted average grant date fair value per share
Awarded and unvested at December 31, 2014	825,000	$19.95
Granted	75,000	20.47
Forfeited	—	—

Awarded and unvested at March 31, 2015	900,000	$19.82

As of March 31, 2015, total compensation cost related to restricted stock units and market restricted stock units granted to employees not yet recognized was $9,063 net of estimated forfeitures. This cost will be amortized to expense over a weighted-average remaining period of 2.03 years and will be adjusted for subsequent changes in estimated forfeitures.

Note 12. Income taxes

AVG recorded income tax expense of $6,729 (27.3% effective tax rate) and $3,462 (22.5% effective tax rate) in the three months ended March 31, 2014 and 2015, respectively.

The effective tax rate decreased in the three months ended March 31, 2015 compared to the same period last year, primarily due to increased benefits from the Company’s Dutch IP innovation box ruling as a result of lower tax expense add-back from original deferred tax assets step up and decrease in deferred tax rate differential from centralized deferred revenue effected by IP box regime tax rate.

Note 13. Earnings per share

Basic earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted earnings available to ordinary shareholders per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential ordinary shares considered outstanding during the period, as long as the inclusion of such shares is not anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options (using the treasury shares method).

The following table sets forth the computation of basic and diluted earnings per outstanding ordinary share:

	Three months ended
	March 31,
Numerator:	2014	2015
Net income	$17,943	$11,922
Less net income attributable to noncontrolling interest	—	(3)
Redeemable noncontrolling interest	—	(479)

Net income available to ordinary shareholders - basic	$17,943	$11,440

Net income available to ordinary shareholders - diluted	$17,943	$11,440

Denominator:
Weighted-average ordinary shares outstanding – basic	52,842,926	51,599,964
Potential ordinary shares	334,563	655,005

Weighted-average ordinary shares outstanding – diluted	53,177,489	52,254,969

Earnings per ordinary share – basic	$0.34	$0.22
Earnings per ordinary share – diluted	$0.34	$0.22

The following securities that could potentially dilute basic earnings per share in the future have been excluded from the above computation of earnings per share as their inclusion would have been anti-dilutive.

	Three months ended
	March 31,
	2014	2015
Market restricted stock units	100,000	100,000
Options to purchase ordinary shares	1,143,893	1,110,227

Anti-dilutive shares	1,243,893	1,210,227